

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3628

October 30, 2007

<u>VIA FACSIMILE (206) 464-0125 and U.S. Mail</u>
Bruce A. Robertson, Esq.
Garvey Schubert Barer
18th Floor
Second & Seneca Building
1191 Second Avenue
Seattle, Washington 98101-2939
(206) 464-3939

    RE: Nautilus, Inc.
           Preliminary Proxy Statement Filed October 24, 2007
           File No. 001-31321

Dear Mr. Robertson:

    We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

    Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Schedule 14A</u>
 <u>General</u>

1.   Please refrain from making any insupportable statements. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis, with a view toward disclosure, by submitting a Schedule 14A that has been annotated with support for each of the assertions made. We cite the following examples of statements or assertions in the proxy statement that must be supported on a supplemental basis:

    •   You refer to Sherborne's nominees as "hand-picked." You must explain this characterization and provide balance. In this respect we note that you don't disclose how the candidates recently appointed to the board by the board were selected.

- "Sherborne is attempting to take control of your company, Sherborne is not offering shareholders any immediate value in return. Sherborne is not offering to buy Nautilus shares or pay a control premium." Clarify this and all similar statements throughout the document, as it is unclear why the nominees should pay shareholders a control premium where the nominees cannot be elected but for the actions of shareholders owning a majority of the outstanding shares. Avoid any statements that imply that the beneficial ownership of the company will change if the Sherborne nominees are elected. Further, provide support as to why election of the Sherborne proposed slate of directors constitutes "taking control" of the company or remove all such references from your document;

- "In fact, Sherborne's proposals will cost all of our shareholders money, in that they will trigger the change of control provisions in our credit facility, requiring Nautilus to repay all amounts outstanding thereunder and permitting the banks to cancel such facility." It appears that under the terms of the credit agreement, which was filed as Exhibit 10.1 to Nautilus' current report on Form 8-K filed with the Commission on February 20, 2007, upon a change of control of Nautilus, the lenders may, but are not required to, terminate the credit facility and accelerate the debt owed by Nautilus under the credit agreement. Further, it appears that you describe this under the heading "change of control provisions" on page 14 of this proxy statement where you describe this change of control provision. Please revise to provide balanced disclosure.

These examples do not necessarily represent an exhaustive list of the statements that need to be amended and/or supported. In addition, to facilitate our review, provide an annotated copy of the proxy statement, identifying the specific support for each such statement or group of related statements. Where the bases are other documents, such as prior proxy statements, Forms 10-K and 10-Q, annual reports, analysts' reports and newspaper articles, provide either complete copies of the documents or sufficient pages of information so that we can assess the context of the information upon which you rely. Mark the supporting documents provided to identify the specific information relied upon, such as quoted statements, financial statement line items, press releases, and mathematical computations, and identify the sources of all data utilized.

Stock Ownership, page 13

2.   We note that you state Sherborne's ownership at 24.99% which it is actually

24.998%, which, rounded to two decimal places, is 25.00%. Please revise accordingly.

Closing Comment

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the filing persons are in possession of all facts relating to the filing persons' disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filings.

*   *   *

As appropriate, please amend your filing and respond to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please direct any questions to me at (202) 551-3257. You may also reach me via facsimile at (202) 772-9203.

Sincerely,

Celeste M. Murphy
Special Counsel
Office of Mergers and Acquisitions